
SESSION 2
REFRA
TED

MAKELOVENOTPORN

Pro-sex. Pro-porn. Pro-knowing the difference.

makelovenotporn.tv New York, NY

Technology Female Founder Entertainment Film Subscription

Highlights

1. Given the unique challenges any sextech venture faces, what we're most proud of is we're still here
2. 1.5million people have signed up to MakeLoveNotPorn in the past ten years
3. We've taken in $3.5million in revenue over the past ten years

4. We're global, with traffic, members and MakeLoveNotPornstars from over 200 countries and territories

5. Despite advertising bans everywhere, we're averaging 5-6 #realworldsex video submissions daily

6. We have ten years' proof that MakeLoveNotPorn changes sexual attitudes and behavior for the better

7. Parents buy subscriptions for 18+ kids so they can see happy healthy loving sexual relationships

8. Rape survivors say MakeLoveNotPorn helped them reclaim their bodies and feel able to be sexual again

---

Team



Cindy Gallop   Founder & CEO

Cindy's background is 38 years in advertising, 16 at Bartle Bogle Hegarty, where she started up BBH Asia Pacific + BBH US. 38 years working in the business of getting people to do things they originally had no intention of doing has proven useful for MLNP

cindygallop.com



John Allison   CTO

John has been programming for twenty years. He was software engineer at Gilt Groupe and Head of Engineering at ChallengePost before co-founding Customer.io as CTO in 2012, where he remains a board member.



Abigail Mlinar   Head of Sales

Abigail's background is in sales and marketing at companies such as Draw Events and Vikre Distillery, before she joined MakeLoveNotPorn in 2019 to head up sales.



Ariel Martinez Head of Curation

Ariel came to work at MakeLoveNotPorn as an intern in 2013, and progressed through Curation Assistant and Curator to Head of Curation. She is also an accomplished writer with an MFA in Creative Writing from Bennington.



Angelina Cosmo Curator

Angie worked as Senior Brand Experience Leader + eCommerce Specialist at Bulletin, Operations Manager at Wild Flower and Care Manager at Housing Works, before joining MakeLoveNotPorn in 2021.



Saniyyah Lateef Curator

Saniyyah is a trained sex educator and worked as Program Manager/Healthlink Navigator at AIDS Project of the East Bay, and as Community Health Educator at the San Francisco AIDS Foundation, before joining MakeLoveNotPorn in 2022.

Want To Change The World Through Sex And Make A Lot Of Money Doing It?

“I WANT TO CHANGE THE WORLD THROUGH SEX & MAKE A LOT OF MONEY DOING IT”

CINDY GALLOP

THE PROBLEM

The marginalization of sex and the role it plays in mental health, gender equity, relationships and overall happiness

No open conversation about sex

+

Porn has become (negative) sex education by default, exacerbating sexual harassment/abuse/violence, and unhappy relationships due to unsatisfactory sex

Children see porn as young as 7
British Board of Film Classification, Sept 2019

Children under 10 account for 22% of online porn consumption
Bitdefender, Dec 2017

55% increase in reported incidents of sexual violence in schools
US Department of Education, Jan 2021

THE ECONOMIST GETS IT

'A generation ago being depressed or anxious—let alone having serious mental-health problems—meant suffering mostly in silence. Stigma meant few people wanted to talk . . . These days the stigma has faded, if not entirely disappeared. A similar transformation is due for sexual problems, which lie beneath the same blanket of taboo and embarrassment as mental health once did . . .

The sex in film and television dramas, let alone pornography, bears scant relation to real life . . . Sex is one of the greatest joys in a human life. At its best, it is a source of ecstasy and a shared expression of lasting affection. That so many people nonetheless find it painful or disappointing is a tragedy. Yet for a large proportion of them, it can be turned into something far more agreeable. Being more open about sex is one of the easiest ways to enhance happiness and health.'

The Economist
December 1st, 2022

THE SOLUTION

Destigmatize sex as an openly-acknowledged and celebrated fact of life

Drive the social acceptance needed for open conversation + **Make loving, consensual, communicative sex aspirational, by bringing the power of social to sex**

THE BUSINESS MakeLoveNotPorn

Pro-sex.Pro-porn. Pro knowing the difference.

A lucrative platform for sharing, renting and viewing #realworldsex videos

The badly-needed documentary vs porn's Hollywood blockbuster movie

Creating a new category: social sex


MEMBERS
Pay to subscribe and view social sex videos
Members become MLNP stars
SHARED SEXUAL VALUES
Want to see more openness around sex
MLNP stars pay to watch videos
MAKELOVENOTPORNSTARS (contributors)
Share social sex videos + revenue

SAFE
100% human-curated, no self-publishing, instant deletion

EDUCATIONAL
sex education through real world demonstration

REVENUE-SHARE
members subscribe, 50% to MakeLoveNotPornstars


mlnp
Reasons To Become A MakeLoveNotPorn Member
Watch later
Share


Watch on YouTube
Hi everyone, it's Leona.

THE WORLD NEEDS AND WANTS MAKELOVENOTPORN

If porn is the Hollywood blockbuster movie (performative, produced, scripted entertainment) ▶ **MakeLoveNotPorn is the documentary (a unique window onto the sex we all have in the real world)**

Every day, around the world, people search for what MakeLoveNotPorn is: the top organic search terms driving traffic are, 'make love'; 'not porn'; 'real sex not porn'; 'video sexo na porno'; 'porn that is not porn'; 'make love not porn'

Since 2013 launch, over a million people have signed up

THE BUSINESS MODEL: PROVEN

Achieved with no ad spend


SOCIAL ACCEPTANCE
5000
VIDEOS
$65
ARPU
REVENUE
CUMULATIVE ALL ENGLISH SPEAKING MARKETS
$3M
REVENUE ON $3M INVESTMENT
0.01%
0.1 %
PAYING USERS 45K
MEMBERS 450K
BUSINESS ACCEPTANCE
500
TALKS
5000
ARTICLES IN GLOBAL MEDIA
ALL DRIVEN BY EARNED MEDIA

2013 2023

UNIQUE CUSTOMER BENEFIT

MakeLoveNotPorn changes sexual attitudes and behaviour for the better

Shown young people that porn is not sex

Made people feel better about their own real world bodies

Saved marriages and relationships

Opened up communication around sex for many couples

Helped survivors of rape, sexual assault and abuse reclaim their bodies and feel able to be sexual again

Made parents feel able to be more open about sex with their children

"Your website makes me want to have sex in a more grown-up, honest and respectful way."
Member (young man)

THE MISSION: TO END RAPE CULTURE GLOBALLY

MakeLoveNotPorn helps end rape culture by:

Showing how wonderful great, consensual, communicative sex is in the real world

Role-modelling good sexual values and behavior

Making all of this aspirational versus what is shown in porn and popular culture

IMAGINE THIS IMPACT.

'I'm 35 years old, and a very single straight male, working at a factory in a very small town. As I have gotten older the one thing I felt that I have been missing is some type of connection when viewing porn. My habits have always been go to pornhub search a video boom done. That changed when I was watching one of the videos on here. I don't think I have ever seen something that I was so taken aback by. It was intimate, it was two people you saw actual connection with. It made me question my own

SCALED´

viewing habits right now. Which is a good thing I feel in terms of growth.

I feel like for the first time I want to confront my own issues with sex, and my own sexual health. Which in all honesty is not good at all. Dating has been non existent for years. Mainly due to me being so busy for most of my life with working 3 jobs to survive that I never really got a chance like I do now to try to understand why.

All of this came about with your website. I am very grateful to kind of start a new journey here. To try to understand myself more. I want to thank you guys for this. I feel like this has kind of been a nice wake up call.
Thanks again.'

THE OPPORTUNITY

To conquer Total Addressable Market of 5.3billion internet users worldwide
(source Cisco)

via iterative cycles of
social acceptance>
adoption>
business acceptance>



INTERNATIONAL BUSINESS ACCEPTANCE
ADVERTISING
UNICORN
ADOPTION
GROWTH & REVENUE ACCELERATION
INTERNATIONAL SOCIAL ACCEPTANCE
BUSINESS ACCEPTANCE
ADOPTION
ADVERTISING
SOCIAL ACCEPTANCE

UNIQUE COMPETITIVE ADVANTAGE: FOUNDER CINDY GALLOP

Vision: huge response to her original MakeLoveNotPorn 'Porn World vs Real World' TED talk led her to concept MakeLoveNotPorn.tv

Business reputation: experience as advertising agency founder & CEO brings credibility to infrastructure challenges

Marketing skills: 37-years of advertising experience has built and grown the MakeLoveNotPorn brand

Domain expertise: defined and championed sextech as a category to legitimize it

Media-friendliness: constant ongoing media coverage without need for outreach

Cross-generational appeal: Cindy's StyleLikeU interview went viral with GenZ on TikTok

Persistence: broken down every barrier in MakeLoveNotPorn's path

Changed the culture to drive unique social and business acceptance



Social
1st site
Porn World
vs
Real World
2009
2009
Mainstream
1st TED talk
2009
Education
1st Parent Emails
2009
Education
1st Teacher
Emails
2011
Financial
$500k
funding
2012
Business
2nd site
MakeLoveNotPorn.tv
launched with 30 videos
2012
Mainstream
New York Times
feature
2013
Mainstream
Major spike
post ABC nightline
feature
2014
Education
1st time parents talk
about giving children
MLNP access
2014
Business
Cindy defines Sextech
as a category
2015
Health
1st time used
in therapy
(for irreversible ED)
2016
Health
1st time used
in treatment for
sexual assault
recovery
2017
Education
1st time used in
university class
(Prof. Mary Koss,
University of
Arizona)
2018
Mainstream
Major spike
post CNN This Is Life
with Lisa Ling feature
2019
Financial
1st time annual
revenue passes
$500k
2020
Business
Video submissions
triple in pandemic
2022
Mainstream
Major spike post BBC3
Planet Sex with
Cara Delevingne
2023
Financial
First public
fund raise

READY TO SCALE: THE STRATEGY

2. Staff and build MakeLoveNotPorn.academy: a sex education content aggregator hub providing age-appropriate content for 0-18-year-olds, parents, teachers, schools and adults, to increase social acceptance, generate revenue and recruit paid users for MakeLoveNotPorn.tv

3. Paid brand partnerships (eg healthcare, pharmaceutical)

4. Build CoSensual: a cybersecure safe sexting app powering adoption for MakeLoveNotPorn.tv

5. Build and test HereForTheAds: adtech serving ads across all MLNP properties, for sexual health and wellness brands currently banned from advertising, increasing business acceptance and revenue.

1. Staff and build MakeLoveNotPorn.tv to optimized full product, and invest in advertising to increase social acceptance, paid users and revenue

MAKELOVENOTPORN: CUSTOMER LIFETIME EDUCATION


MakeLoveNotPorn.tv
Sex education through real world demonstration
The ONLY real world counterpoint to porn
HereForTheAds
Informational sexual health and wellness product education
CoSensual
Safe sexual communication education
Age-appropriate sex education
MakeLoveNotPorn.academy
Age-appropriate sex education resources + lifelong sexual health and wellness education
0
18
ADULTS/PARENTS/TEACHERS
SENIORS

THE 3-YEAR PLAN: FUNDING REQUIREMENT $17.4M

COSTS	YEAR 1	YEAR 2	YEAR 3
MANAGEMENT	$ 2,078,960	$ 2,310,080	$ 2,310,080
TECH & DATA ESTIMATES	$ 3,267,000	$ 3,021,000	$ 2,135,000
MLNP.TV	$ 1,594,000	$ 1,781,000	$ 1,916,000
ACADEMY	$ 112,000	$ 1,588,000	$ 1,710,000
CoSensual	$ 132,000	$ 430,000	$ 510,000
CROSSOVER FUNCTIONS		$ 553,000	$ 558,000
ADVERTISING.tv		$ 4,000,000	$ 4,000,000
ADVERTISING Academy		$ 2,000,000	$ 2,000,000
OTHER OVERHEADS	$ 1,000,000	$ 1,000,000	$ 1,000,000
TOTAL COSTS	$ 9,075,960	$16,683,080	$16,139,080
REVENUE			
MLNP.TV	$ 793,650	$10,315,466	$10,831,418
ACADEMY		$ 3,409,091	$ 5,227,273
PARTNERSHIPS REVENUE		$ 1,600,000	$ 4,500,000
TOTAL GROSS REVENUE	$ 793,650	$ 15,324,557	$20,558,691
TOTAL NET REVENUE	$ 476,190	$ 9,834,734	$14,135,215
EBITDA	*$ (8,599,770)*	*$ (6,848,346)*	*$ (2,003,865)*
			($17,451,981)

Forward-looking projections are not guaranteed.

EXIT OPPORTUNITIES: MONETIZE SEX, SAFELY

Streaming platforms

Social media platforms

engaged in content wars

Big media companies seeking digital revenue

Healthtech companies expanding into sexual health and wellness

seeking new curation models

Edtech companies expanding into sex education

Public listing

CINDY'S VISION HAS NEVER WAVERED:

"I WANT TO CHANGE THE WAY THE WORLD HAS SEX & MAKE A LOT OF MONEY DOING IT"

CINDY GALLOP,
ORIGINAL MakeLoveNotPorn PITCH 2011

JOIN THE SOCIAL SEX REVOLUTION
Email cindy@makelovenotporn.com

'Cindy Gallop Is Building The Next Sextech Unicorn': Sifted Interview

The Prof G Pod with Scott Galloway: Sex, Porn And Knowing The Difference With Cindy Gallop

MakeLoveNotPorn https://socialsexrevolution.com/

Click here to learn more about MakeLoveNotPorn Academy